2014 Proxy Results
A Special Meeting of the Members was held on January 21, 2014, as reconvened on February 21, 2014, to consider the proposals described below. Each proposal was approved. The results of the voting at the Special Meeting are as follows:

1. Approval of the election of eight nominees to the Board of Managers of the Fund.

			Votes Against	Votes Withheld
Managers	Votes For
David B. Perkins	61,441	None	842
H. Alexander Holmes	60,317	None	1966
Steve E. Moss		61,441	None	842
Gregory S. Sellers	61,441	None	842
Joseph E. Breslin	61,441	None	842
Thomas Mann		61,441	None	842
Peter M. Budko		61,441	None	842

2. Approval of the Investment Advisory Agreement between the Fund and Hatteras Funds, LLC.


		No. of Votes
Affirmative		46,468
Against			821
Abstain			14,994
Total			62,283